SANVILLE & COMPANY

Certified Public Accountants

1514 Old York Road

Abington, PA  19001

(215) 884-8460

To the Shareholders and Board of

Directors of The Valley Forge Fund, Inc.

In planning and performing our audit of the financial statements of The Valley Forge Fund, Inc. (the "Fund"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control.  In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected.  Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).   A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.  However, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

As reported in Note 6 “Restatement of Previously Issued Financial Statements” to the Fund’s financial statements for the year ended December 31, 2005, certain items came to the attention of the Fund’s management which indicated that the previously issued financial statements omitted the following disclosures:

 The system of internal control does not prevent or detect the existence of related party transactions between Valley Forge Management Corp. (“the Manager”) and the Fund. Loans made to the Fund by the sole shareholder of the Manager were not identified or disclosed.

The system of internal control does not prevent the Manager from concentrating cash deposits in excess of Federal Deposit Insurance Corporation limits in financial institutions and such disclosures were not made in the financial statements.

Additionally, the internal control system was designed such that the sole shareholder of the Manager was authorizing all cash transactions and reconciling the Fund’s checking account without any independent review by another individual.

This report is intended solely for the information and use of management, the Board of Directors of The Valley Forge Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania

Sanville & Company

November 2, 2007